Filed by Sizzle Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-41005

Subject Company:
Critical Metals Corp.
Commission File No. 132-02858

Sizzle Acquisition Corp. Announces Effectiveness of F-4 for Proposed Business Combination

Special Meeting of Sizzle’s stockholders to approve the proposed business combination to be held on January 23, 2024

Sizzle Acquisition Corp (NASDAQ:SZZL)

DISTRICT OF COLUMBIA, DISTRICT OF COLUMBIA, UNITED STATES, December 28, 2023 /EINPresswire.com/ -- Sizzle Acquisition Corp. (Nasdaq: SZZL) (“Sizzle”), a publicly-traded special purpose acquisition company, announced today that the U.S. Securities and Exchange Commission (the “SEC”) has declared effective the Registration Statement on Form F-4 (the “Registration Statement”), filed by Critical Metals Corp. (“Critical Metals” or the “Company”). The Registration Statement provides important information about the proposed business combination among European Lithium Ltd (ASX: EUR) (“European Lithium”), a mineral exploration company, Critical Metals and Sizzle (the “Proposed Business Combination”).

A Special Meeting of Sizzle stockholders to vote on the approval and adoption of the business combination agreement for the Proposed Business Combination, and related proposals, is scheduled to be held in virtual format on January 23, 2024 at 10:00 a.m. Eastern Time. Sizzle’s stockholders of record as of the close of business on December 26, 2023 (the “Record Date”) are entitled to vote at the Special Meeting.

Following completion of the Proposed Business Combination, Critical Metals will retain its experienced management team. Tony Sage will continue to serve as Executive Chairman and Dietrich Wanke will continue to serve as CEO. The Company will also have a best-in-class Board of Directors consisting of Mr. Sage, Carolyn Trabuco, Malcolm Day, Michael Hanson, and Mykhailo Zhernov. This highly experienced Board of Directors commands significant expertise in the mining and resources sectors.

“We are excited to achieve this key milestone for the transformative transaction with Sizzle as we prepare to list Critical Metals on Nasdaq and become a publicly traded company in the U.S.,” said Mr. Sage. “Since announcing the transaction with Sizzle, there has been significant progress at the Wolfsberg Lithium Project (“Project”) including the signing of a strategic binding agreement for the exclusive supply of lithium hydroxide with a global automotive powerhouse and another strategic binding agreement with Obeikan for a joint venture to build and operate a hydroxide plant in Saudi Arabia. As Europe’s first fully permitted mine, Critical Metals is poised to become a significant producer of key lithium products for the region’s battery supply chain and to play an integral role in driving the global green energy transition.”

“Critical Metals is at the forefront of the electric vehicle revolution in Europe and the clean energy transition,” added Ms. Trabuco. “The Critical Metals team is pleased the transaction is nearing completion and eager to build on the significant progress to commercialize the Wolfsberg Lithium Project. Critical Metals provides investors with an opportunity to have exposure to a robust lithium asset in Europe, which benefits from heavy macroeconomic and regulatory tailwinds. I am excited to continue to play a role in the Critical Metals journey on its Board as it begins its life as a U.S. listed company.”

Sizzle Shareholder Vote

A definitive proxy statement/prospectus and other relevant documents will be mailed to stockholders of record of Sizzle as of the close of business on December 26, 2023, being the Record Date. Stockholders are encouraged to read the proxy statement and accompanying documents in their entirety as it contains important information about the Proposed Business Combination and the proposals to be voted on at the Special Meeting. Stockholders can also obtain free copies of the proxy statement/prospectus and all relevant documents filed or that will be filed with the SEC by Sizzle or Critical Metals (when available) through the website maintained by the SEC at http://www.sec.gov. The documents filed by Critical Metals or Sizzle with the SEC may also be obtained free of charge by written request to: Sizzle Acquisition Corp., 4201 Georgia Avenue, NW, Washington, D.C. 20011, Attn: Steve Salis, Chief Executive Officer.

Stockholders of Sizzle are encouraged to submit their vote as soon as possible to ensure they are represented at the Special Meeting. Sizzle stockholders who need assistance in completing the proxy card, need additional copies of the proxy materials, or have questions regarding the Special Meeting may contact Sizzle’s proxy solicitor, Advantage Proxy, Inc. (attention: Karen Smith), by telephone toll-free at (877) 870-8565 or by email at ksmith@advantageproxy.com.

Proposed Business Combination to Form Critical Metals

Upon closing of the Proposed Business Combination, Critical Metals is expected to be a leading lithium mining company and intends to list its shares on Nasdaq under the symbol “CRML.” As agreed in the Proposed Business Combination, Critical Metals will own the Project, which is currently owned by European Lithium’s wholly owned subsidiary, European Lithium AT (Investments) Limited (“EUR BVI”), as well as a 20% interest in additional Austrian projects currently held by European Lithium. European Lithium will be the largest shareholder of Critical Metals and is expected to continue to trade on the Australian Securities Exchange.

About Sizzle Acquisition Corp.

Sizzle is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Sizzle is led by Chairman and CEO Steve Salis and Vice Chairman Jamie Karson. In addition, Sizzle’s management team is comprised of: Nestor Nova and Daniel Lee; board directors, comprised of: Steve Salis, Jamie Karson, Carolyn Trabuco, Karen Kelley, David Perlin and Warren Thompson; and board advisors, comprised of: Rick Camac and Geovannie Concepcion. For more information, please visit https://sizzlespac.com/home/default.aspx.

About Critical Metals Corp.

At the closing of the Proposed Business Combination, announced on October 24, 2022, between EUR BVI, a wholly owned subsidiary of European Lithium, and Sizzle, Critical Metals is expected to be a leading lithium mining company. Critical Metals is expected to own the Wolfsberg Lithium Project, as well as a 20% interest in additional Austrian projects currently held by European Lithium Ltd. For more information, please visit https://criticalmetalscorp.com/.

About European Lithium Ltd

European Lithium is a mineral exploration and development company, which owns the Project located in Carinthia, 270 km south of Vienna, Austria, via its wholly owned subsidiary, EUR BVI. European Lithium’s primary listing is on the Australian Securities Exchange (ASX: EUR) and it is also listed in Frankfurt (FRA: PF8) and USA (OTC-QB: EULIF). The Project is strategically located in Central Europe with access to established road and rail infrastructure to distribute lithium products to the major lithium consuming countries of Europe. For more information, please visit https://europeanlithium.com/.

Additional Information and Where to Find It

This press release is provided for informational purposes only and contains information with respect to the Proposed Business Combination. In connection with the Proposed Business Combination, Critical Metals has filed a registration statement on Form F-4 with the SEC, which includes a proxy statement to be sent to Sizzle stockholders and a prospectus for the registration of Critical Metals’ securities in connection with the Proposed Business Combination (as amended from time to time, the “Registration Statement”). The definitive proxy statement/prospectus and other relevant documents will be mailed to the stockholders of Sizzle as of the Record Date for voting on the Proposed Business Combination as set forth in such proxy statement/prospectus and will contain important information about the Proposed Business Combination and related matters. Stockholders of Sizzle and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Sizzle, Critical Metals, European Lithium and EUR BVI and the Proposed Business Combination. Stockholders and other interested persons will also be able to obtain copies of the definitive proxy statement/prospectus and other relevant materials in connection with the Proposed Business Combination, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Sizzle Acquisition Corp., 4201 Georgia Avenue, NW, Washington, D.C. 20011, Attn: Steve Salis, Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this press release in each case is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or securityholder. Sizzle, European Lithium, Critical Metals and EUR BVI and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Sizzle’s shareholders in connection with the Proposed Business Combination. Sizzle’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sizzle in Sizzle’s Form 10-K filed with the SEC on March 28, 2023, Sizzle’s definitive proxy statement filed with the SEC on January 17, 2023 and Sizzle’s definitive proxy statement filed with the SEC on July 17, 2023. To the extent that holdings of Sizzle’s securities by relevant reporting persons such as officers or directors as applicable, have changed since the amounts included in Sizzle’s Form 10-K, or proxy statements, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Sizzle’s shareholders in connection with the Proposed Business Combination is set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination is likewise included in that Registration Statement. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Sizzle’s, Critical Metals’, and European Lithium’s and/or EUR BVI’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this press release. When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the future financial performance of Critical Metals; the growing global market demand for lithium-ion batteries and their raw material; Critical Metals’ liquidity requirements and capital resources; the ability of the parties to complete the transactions contemplated by the Proposed Business Combination in a timely manner or at all; the risk that the Proposed Business Combination or other business combination may not be completed by Sizzle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; the outcome of any legal proceedings or government or regulatory action on inquiry that may be instituted against Sizzle, European Lithium or EUR BVI or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Proposed Business Combination by the shareholders of Sizzle; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the Proposed Business Combination; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the effect of the announcement or pendency of the Proposed Business Combination on European Lithium’s and EUR BVI’s business relationships, operating results, current plans and operations of European Lithium and EUR BVI; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Critical Metals to grow and manage growth profitably; the possibility that Critical Metals, European Lithium and EUR BVI may be adversely affected by other economic, business, and/or competitive factors; Critical Metals’, European Lithium’s and EUR BVI’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; European Lithium’s and Critical Metals’ ability to execute on their business plans and strategy; those factors discussed in Sizzle’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents Sizzle has filed, or will file, with the SEC; and other risks and uncertainties described from time to time in filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by Sizzle and Critical Metals from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that neither Sizzle nor European Lithium and EUR BVI presently know, or that Sizzle and European Lithium and/or EUR BVI currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this press release. Neither Sizzle, European Lithium, Critical Metals nor EUR BVI undertakes any obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date of this press release, except as required by applicable law.

Sizzle Acquisition Corp.
Investor Relations
inquiries@sizzlespac.com

Sizzle Acquisition Corp.
Media
pr@sizzlespac.com

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